August 27, 2025

Yunlei Wang
Chief Executive Officer
Youlife Group Inc.
Room C431, Changjiang Software Park
No.180 South Changjiang Road
Baoshan District, Shanghai 201900, China

       Re: Youlife Group Inc.
           Registration Statement on Form F-1
           Filed August 11, 2025
           File No. 333-289480
Dear Yunlei Wang:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Rucha Pandit at 202-551-6022 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Trade &
Services
cc:   K. Ronnie Li